Contact

www.linkedin.com/in/tristan-garrison-b503b5372 (LinkedIn)

Top Skills

Hospitality Management

Bartending

Culinary Arts

Tristan Garrison

Owner/ Dir. of Operations at Carnival Dogs Brewing Co

Sarasota, Florida, United States

Summary

From mowing lawns at age 8 and roofing in the Ohio summer heat with my father, I've built a career rooted in hard work, hustle, and a genuine love for creating great experiences for people.My journey in hospitality started young: bussing tables, dishwashing, and prepping at LaBella's Italian restaurant in Perrysburg, Ohio, where I learned the value of impressing guests, managers, and family alike. Over the years, I advanced through roles in concessions at a movie theater, bartending, expediting, and lifeguarding (with a memorable stint as a screamster at Cedar Point's haunted house —still one of my all-time favorites).In 2006, I relocated to Sarasota, Florida, and joined Gecko's Grill & Pub. Starting as a server, I quickly moved into bartending, then management—completing their training program while juggling bar, kitchen, and floor duties. I won the company-wide Iron Chef contest and progressed to General Manager at the Landings location, then Bar Manager, Training Manager, and key leadership roles across multiple Gecko's sites (Clark Road, Hillview). In 2019, I transitioned to bar manager at Dockside Waterfront Grill in Venice, FL, leading their bar program for four years through industry challenges including COVID.Throughout 20+ years in restaurants, I've honed skills in team leadership, operations, training, inventory/supplies management, high-volume bar programs, guest experience, and driving performance in fast-paced environments. I thrive on mentoring teams, innovating menus/drinks, and turning busy shifts into memorable ones.In 2023, my brothers Jacob and Justin and I took a leap: we resigned from management roles to pursue our dream of opening a brewery in the Sarasota area. With Jacob's passion for fermentation and my hands-on hospitality background, we're just months away from launching —focusing on quality craft beer, community vibes, and the same relentless work ethic that got me here.Excited for this next chapter in craft beverage and hospitality entrepreneurship. Always open to connecting with fellow industry pros, suppliers, beer enthusiasts, or anyone building something great in Florida or beyond. Let's chat—drop me a message!

Experience

Carnival Dogs Brewing Co.
Owner/ Director of Operations
April 2020 - Present (6 years 5 months)
Sarasota, Florida, United States

We are a start up brewery in Sarasota County. We are currently raising capital to get our brewery open

Dockside Waterfront Grill
Restaurant Manager
- June 2025